Mail Stop 6010

April 27, 2006

Mr. Howard Solovei
Chief Financial Officer
Intraop Medical Corporation
570 Del Rey Avenue
Sunnyvale, CA 94086

      RE: **Intraop Medical Corporation**
              Form 10-KSB for the fiscal year ended September 30, 2005
              Filed December 29, 2005
              File No. 000-49735

Dear Mr. Solovei:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Martin F. James
              Senior Assistant Chief Accountant